Cybriatech Inc.

B2, 6/F, Phase-2 Hang Fund Industrial Building

2G, Hok Yuen Street, Hung Hom, Kowloon

Hong Kong

October 15, 2025

Via Edgar

Office of Trade & Services

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cybriatech Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed September 16, 2025
File No. 333-287896

Dear Officer:

This letter is in response to the letter dated September 26, 2025, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Cybriatech Inc. (the “Company,” “we,” and “our”). For ease of reference, the Staff’s comments are recited below in bold and are followed by the Company’s responses. Amendment No. 4 to the Registration Statement on Form S-1 (the “S-1/A”) is being filed to accompany this letter.

Amendment No. 3 to Registration Statement on Form S-1 filed on September 16, 2025

Description of Business

Contracted Clients, page 34

1.	Please revise to clarify the duration of your customer service agreements described here. Make clear the respective effective dates and whether these agreements are still in effect. With regard to Service Agreement No. 1, you disclose that you entered into this agreement on November 26, 2024 and that the term of the agreement commences on the effective date and continues for a period of three months, or until February 26, 2025. Similarly, with regard to Service Agreement No. 2 you entered into the agreement on May 2, 2025 for a period of two months from the effective date, or until July 2, 2025. To the extent you no longer have any effective service agreements, or other effective customer agreements that are currently generating revenue, please revise your disclosure throughout the registration statement to state the same. Please update your Business, Management's Discussion and Analysis, and Risk Factors sections accordingly.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has revised on page 34 of the Registration Statement to clarify that our Service Agreement No. 1 and No. 2 have completed on February 26, 2025 and July 2, 2025, respectively, and has also disclosed throughout the Registration Statement to state that we have no effective customer agreements that are currently generating revenue.

Exhibits to Registration Statement, page II-2

2.

We note that you legal opinion, filed as Exhibit 5.1, states that you are registering up to 500,000,000 shares of common stock. However, the cover page and fee table, filed as Exhibit 107, state that you are offering 2,000,000 shares of common stock. Please reconcile for consistency. Additionally, please file a written consent for each of L&C Law Group P.C. and Guangdong Shenmou Law Firm. Refer to Item 601(b)(23) of Regulation S-K.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has re-filed our legal opinion as Exhibit 5.1 to reconcile for consistency regarding the number of common stocks to register. The Company has also filed a written consent for each of L&C Law Group P.C. and Guangdong Shenmou Law Firm as Exhibit 23.2 and 23.3.

General

3.	We note that all of your operations are conducted through your sole entity, Cybriatech Inc., a Nevada corporation operating in Hong Kong. It appears that you do not have any subsidiaries. If true, please revise to remove references that describe yourself as a holding company and any disclosure that may suggest you currently have operating subsidiaries. Maintain disclosure that the PRC government/Chinese regulatory authorities could disallow your structure.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has revised the Registration Statement to remove references that describe the Company as a holding company and any disclosure that may suggest the Company currently have operating subsidiaries.

Thank you in advance for your assistance in reviewing our responses and the Amendment No. 4 to Form S-1. Should you have any questions with respect to the above responses or the Form S-1/A, please do not hesitate to contact me.

Sincerely, /s/ Hongyan Yu Hongyan Yu Chief Executive Officer